SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXIV fixed Rate Notes in a principal amount of USD 73.605.400, due 2020.

The Company informs that on August 14, 2020, will start the payment of the seventh installment of interests related to the Series XXIV Notes issued on November 14, 2018.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 14, 2020
Number of service to be paid:	Seventh installment of interests
Period comprised by the payment:	May 14, 2020/August 14, 2020
Concept of payment:	Interests (100%)
Payment Currency:	United States Dollar (USD)
Outstanding Capital:	USD 73,605,400
Annual Nominal Interest Rate:	9.00%
Interest being paid	USD 1,669,733.46
Capital being paid	-

Interests will be paid to the noteholders at whose name the Notes were registered on August 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  August 7, 2020